PASSING OF RESOLUTIONS BY POSTAL BALLOT

INFOSYS LIMITED

October 18, 2011

THE FOLLOWING PROXY CARD RELATES TO THE PASSING OF RESOLUTIONS BY WAY OF POSTAL BALLOT OF THE EQUITY SHAREHOLDERS OF INFOSYS LIMITED AND IS BEING SENT TO THE HOLDERS OF INFOSYS LIMITED'S AMERICAN DEPOSITARY RECEIPTS PURSUANT TO THE DEPOSIT AGREEMENT AMONG INFOSYS LIMITED, DEUTSCHE BANK TRUST COMPANY AMERICAS (FORMERLY, BANKERS TRUST COMPANY) AS DEPOSITARY, AND THE REGISTERED HOLDERS AND BENEFICIAL OWNERS OF THE AMERICAN DEPOSITARY RECEIPTS.

Please sign, date and mail your proxy card in the envelope provided as soon as possible.

Please detach along perforated line and mail in the envelope provided.

00033030000000000000 8   101811

ISSUES PRESENTED FOR CONSIDERATION BY WAY OF POSTAL BALLOT
PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE [x]

Ordinary Business

	FOR	AGAINST	ABSTAIN
1. Ordinary Resolution to revoke the resolution passed by the shareholders at the Annual General Meeting held on June 12, 2004.	☐	☐	☐
2. Special Resolutions to approve a Restricted Stock Units Plan 2011("2011 RSU Plan") and to grant Restricted Stock Units ("RSUs") thereunder to "Eligible Employees" of the company.	☐	☐	☐
3. Special Resolution to approve grant of RSUs under the 2011 RSU Plan to "Eligible Employees' of the Subsidiary Companies.	☐	☐	☐

To change the address on your account, please check the box at right and indicate your new address in the address space above. Please note that changes to the registered name(s) on the account may not be submitted via this method. ☐

Signature of Shareholder ____________ Date: ________ Signature of Shareholder ____________ Date: ________

Note: Please sign exactly as your name or names appear on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, attorney, trustee or guardian, please give full title as such. If the signer is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.